U. S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549

                                   Form 12b-25
                           Notification of Late Filing

                                   (Check One):

                [ ] Form 10-KSB    [  ] Form 11-K     [  ] Form 20-F
                         [X] Form 10-QSB   [  ] Form N-SAR


                 Pursuant to Rule 12b-25 (17 CFR 240, 12b-25) of the
                       General Rules and Regulations under the
                          Securities Exchange Act of 1934


                       For Period Ended: September 30, 1998


Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________
______________________________________________________________________________

Part I - Registrant Information
-------------------------------

     Full Name of Registrant: Continental Investment Corporation

     Address of Principal Executive Office: 10254 Miller Road
                                            Dallas, Texas 75238


Part II - Rules 12b-25 (b) and (c)
----------------------------------

If the subject report could not be filed without unreasonable effort or expense the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report or semi-annual report/portion therof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative
--------------------

[State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.]

The Form 10-QSB Report for the quarter ended September 30, 1998 could not be filed within the prescribed time period due to the time required to compile and reconcile all of the necessary accounting information and to obtain outside accounting consultation to properly account for all transactions in accordance with General Accepted Accounting Principles.

The reasons enumerated above, causing the inability to file timely, could not be eliminated by the Registrant without unreasonable effort or expense.


Part IV - Other Information
---------------------------

(1) Name and telephone number of person to contact in regard to this notification

     R. Dale Sterritt, Jr.         214                   691-1100
     ---------------------      -----------          ------------------
           (Name)               (Area Code)          (Telephone Number)


(2)  Have all other periodic reports required under
     section 13 or 15(d) of the Securities Exchange
     Act of 1934 or section 30 of the Investment
     Company Act of 1940 during the preceding 12        [X] Yes   [ ] No
     months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

(3)  Is it anticipated that any significant change
     in results of operations from the corresponding
     period for the last fiscal year will be reflected
     by the earnings statements to be included in the
     subject report or portion thereof?                 [X] Yes   [ ] No
     If so: attach an explanation of the anticipated change, both naratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     (See Attachment #1)

Continental Investment Corporation (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 16, 1998     By: /S/ R. Dale Sterritt, Jr.
                                ----------------------------
                                R. Dale Sterritt, Jr.
                                Chairman, President and
                                Chief Executive Officer
                                (Principal Executive Officer)

                                ATTACHMENT #1
                                -------------

     It is anticipated that revenues for the three months ended September 30, 1998 of $1,235,828 will be reported as compared with revenues of $700,806 for the three months ended September 30, 1997. It is further anticipated that an operating loss for the three months ended September 30, 1998 of $357,152 will be reported as compared with an operating loss of $379,217 during the three months ended September 30, 1997. It is also anticipated that an extraordinary, non-recurring gain on sale of land of $944,000 will be reported for the three months ended September 30, 1998. There was no such gain during the three months ended September 30, 1997.